SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO SHAREHOLDERS

São Paulo, SP, Brazil, January 8, 2014 – As previously informed in the meeting held on December 20, 2013, the Board of Directors of GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), approved the distribution of interest on equity in the amount of R$130,192,095.57, to be implemented according to the shareholder basis as of December 27, 2013. In this respect, the Company hereby informs its shareholders that, due to the current Share Buyback Program of Construtora Tenda S.A. (“Tenda”), currently in progress, as informed in the Material Fact released on December 9, 2013, the number of outstanding shares of the Company decreased. Therefore, the amount of interest on equity to be paid per share will be of R$0.31112217224, and not of R$0.309274477 as set forth in the minutes of the meeting of Board of Directors that approved this payment.

The payment of interest on equity shall occur on February 12, 2014.

São Paulo, January 8, 2014.

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 8, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer